First Midwest Bancorp
Annual Stockholders Meeting

May 19, 2010



Welcome
And Opening Remarks

Michael L. Scudder

President and CEO

Items Of Business

I.   Election of Directors

II. Appointment of Independent Auditors

III. Approval of Amendments to and the Restatement and Renewal of the Stock and Incentive Plan

IV. Advisory Vote on Executive Compensation

Matters Of Record

- March 26, 2010 Record Date

- Certified List of Stockholders

- No Stockholder Nominations or Proposals Filed



Items Of Business

Continuing Directors
Serving Until 2011

John F. Chlebowski, Jr.

Retired President and CEO
Lakeshore Operating Partners, LLC
(Bulk Liquid Distribution Firm)

> **Director Since: 2007**
> **Committee(s): Advisory and Audit**

Thomas M. Garvin

Retired President and CEO
G.G. Products Company
(Food Business Acquirer)

> **Director Since: 1998**
> **Committee(s): Compensation and**
> **Nominating and**
> **Corporate Governance**

John E. Rooney

President and CEO
U.S. Cellular Corporation
(Cellular Communications Provider)

> **Director Since: 2005**
> **Committee(s): Audit**

Ellen A. Rudnick

Executive Director
Michael Polsky Center for Entrepreneurship
University of Chicago Booth School of Business
(Graduate School of Business)

> **Director Since: 2005**
> **Committee(s): Advisory, Audit and**
> **Nominating and**
> **Corporate Governance**

Continuing Directors
Serving Until 2012

Barbara A. Boigegrain

General Secretary and CEO
General Board of Pension and Health Benefits
Of The United Methodist Church
(Pension, Health and Welfare Benefit Trustee
 and Administrator)

    Director Since: 2008
    Committee(s):   Audit and Compensation

Bruce S. Chelberg

Retired Chairman and CEO
Whitman Corporation
(Diversified Multinational Holding Company)

    Director Since: 1989
    Committee(s):   Advisory, Audit and
                       Nominating and
                       Corporate Governance

Joseph W. England

Retired Senior Vice President
Deere & Company
(Mobile Power Equipment Manufacturer)

    Director Since: 1986
    Committee(s):   Advisory and Audit

Robert P. O'Meara

Chairman of the Board
First Midwest Bancorp, Inc.

    Director Since: 1982
    Committee(s):   Advisory

Thomas J. Schwartz

President and CEO
First Midwest Bank

    Director Since: 2008

Vote For Director Nominees
To Serve Until 2013

Brother James Gaffney, FSC

President
Lewis University
(Independent Private Institution of Higher Education)

> **Director Since:** 1998
>
> **Committee(s):** Advisory, Compensation, and Nominating and Corporate Governance

Patrick J. McDonnell

President and CEO
The McDonnell Company LLC
(Business Consulting Company)

> **Director Since:** 2002
>
> **Committee(s):** Audit and Nominating and Corporate Governance

Michael L. Scudder

President and CEO
First Midwest Bancorp, Inc.

> **Director Since:** 2008
>
> **Committee(s):** Advisory

John L. Sterling

President and Owner
Sterling Lumber Company
(Lumber Distributor)

> **Director Since:** 1998
>
> **Committee(s):** Compensation

J. Stephen Vanderwoude

Retired Chairman and CEO
Madison River Communications
(Operator of Rural Telephone Companies)

> **Director Since:** 1991
>
> **Committee(s):** Advisory, Compensation, and Nominating and Corporate Governance



Appointment Of
Ernst & Young LLP
As Independent Auditors



Approval of

Certain Amendments to

and the Restatement and Renewal of the

Omnibus Stock and Incentive Plan



Advisory Vote Approving Executive Compensation



Results



Adjournment

 **Management Presentation**

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

Non-GAAP Disclaimer

This presentation contains GAAP financial measures and, where management believes it to be helpful in understanding the Company's results of operations or financial position, non-GAAP financial measures. Where non-GAAP financial measures are used, the most directly comparable GAAP financial measure, as well as the reconciliation to the most directly comparable GAAP financial measure can be found in the Company's current quarter earnings release or Quarterly Report on Form 10-Q which can be found on the Company's website at www.firstmidwest.com/secfilings. Non-GAAP financial measures in this presentation include pre-tax, pre-provision core operating earnings and pre-tax, pre-provision return on risk weighted average assets. Both of these measures are useful in understanding the performance and trends of the Company's core franchise over time without respect to investment securities gains/losses, taxes, provisions expense and OREO losses, each of which can significantly vary from quarter to quarter, and therefore may distort the Company's underlying performance.

Presentation Index

- Who We Are

- The Operating Environment

- Our Performance

- Our 2010 Priorities

- Closing

Who We Are

A Premier Community Bank

A Premier Bank	Premier Bank For Commercial	Premier Bank For Retail
$7.6 Billion Assets	7 Business Lines	225,000 Retail Relationships
$5.9 Billion Deposits	25,000 Commercial Relationships	1,000 Bankers
$5.3 Billion Loans	1,600 Trust Relationships	96 Offices
$3.9 Billion Trust/Investment AUM/C	200 Relationship Managers	8th Largest Distribution Network Suburban MSA*
90% Suburban Chicago	Tenured Sales Force And Market Presence	9th In Suburban MSA Market Share*

*SNL Market Share data 5/11/10. Suburban defined as Chicago MSA minus City of Chicago

Who We Are



WISCONSIN
Kenosha
McHenry
Lake
IOWA
Lake Michigan
DeKalb
Kane
DuPage
Cook
Scott
Kendall
Rock Island
LaSalle
Will
Grundy
Lake
Porter
Knox
Jasper
Newton
ILLINOIS
INDIANA
Vermilion
Champaign

90% Suburban Chicago

The Operating Environment

The Environment: What We Expected

+ Significant Economic Challenges

+ Credit Quality Under Strain

+ Elevated Regulatory Activity

All Creating Operating Headwinds

Period Of Economic Challenge
(Chicago MSA)

	Employment	Single Family Starts	Housing Prices	Industrial Production
12/2007	0.6%	(41.1%)	(4.5%)	1.53%
12/2008	(2.1%)	(62.8%)	(14.3%)	(5.84%)
3/2009	(3.3%)	(63.6%)	(18.6%)	(11.53%)
6/2009	(4.5%)	(60.0%)	(16.73%)	(13.38%)
9/2009	(4.9%)	(50.4%)	(10.6%)	(10.8%)
12/2009	(4.4%)	(21.6%)	(7.2%)	(6.4%)
2/2010	**(4.5%)**	**15.16%**	**(3.0%)**	**(1.1%)**

At Risk

In Recession

Falling Through 2009, Hopeful Signs Of Recovery

Source: Moody's economy.com, adversity index

Unemployment Still High



Monthly Unemployment Rate, Mar'09-Mar'10
Seasonally adjusted

Chicago Metro
•**Unemployment Remains at 10.9%**

Note: chart reflects revised population controls, BLS model reestimation, and new seasonal adjustment
Source: US Dept of Labor Bureau of Labor Statistics

Falling Production Housing Sales



Down 85% From Peak

Illiquidity and Lower Valuations Impacted Credit Performance

Emerging Trends

Positive

+ Improved Consumer Spending

+ Stabilizing Housing/Employment

+ Increased Business Spending

+ Banking Sector Trends

Negative

+ Construction Remains Weak, Stress Moving To Other Areas

+ Foreclosure Activity High

+ Unemployment Still Elevated

Positive Signs, But Risk Remains

Regulatory Activity

+ Unprecedented Support

+ Highly Politicized

+ Potential For Significant Reform and Change
    + Regulatory Oversight and Roles (Consumer Protection, FDIC vs. FRB)
    + Capital Levels (Basel III)
    + Financial Markets (Derivatives)
    + 75 Major Regulatory Notifications Of Rule Changes

Our Performance

We Executed Our 2009 Plan

- → Proactively Remediated Credit

- → Prudently Managed Capital

- → Leveraged Performance To Address Headwinds

- → Strengthened Core Business

2009 Performance

- Influenced By Historic Severity Of Environment
  - Weakening Credit Conditions
  - Illiquid And Falling Real Estate Markets

- Warranted Difficult But "Right" Long Term Decisions
  - Increased Reserves, Strengthened Capital
  - Aligned Problem Asset Carrying Values
  - Allocated Resources To Remediation

2009 Performance

→ Net Loss Of $ 25.8 Million

→ Largely Driven By Addressing Asset Quality
  → Non Performing Assets Of $336 million
  → Net Charge Offs Of $165 million
  → Foreclosed Real Estate Losses Of $19 million
  → Loan Loss Reserves Increased $50 million To 2.78% of Loans

→ Lessened By Solid Operating Performance

PTPP Financial Performance[1]

($ in mm's)	2009	2008	Change
PTPP Core Operating Earnings[1]	$131.4	$153.8	-15%
PTPP Return to RWA Average Assets	2.10%	2.33%	-10%
Net Interest Margin	3.72%	3.61%	+3%
Average Earning Assets	$7,282	$7,440	-2%
Loans	$5,203	$5,360	-3%
Average Transactional Deposits	$3,734	$3,559	+5%
Tier 1 Common to RWA	7.56%	6.79%	+11%

Solid PTPP Earnings, Deposit Growth, Continued Lending And Stronger Capital

(1)   PTPP Core Operating Earnings represents income excluding taxes, provision for loan losses, securities gains or losses, the one-time special FDIC assessment in 2008, and losses realized on other real estate owned.
Please refer to the company's website for a reconcilement to the most directly comparable GAAP financial measure

1Q10 Financial Performance

($ in mm's)	1Q10	1Q09	Change
Net Income	$8.1	$5.7	+41%
PTPP Core Operating Earnings[1]	$31.6	$36.7	-14%
Net Interest Margin	4.28%	3.67%	+61%
Loan Loss Provision	$18.4	$48.4	-62%
Loans	$5,196	$5,387	-4%
Average Transactional Deposits	$3,917	$3,439	+14%
Tier 1 Common to RWA	10.81%	7.04%	+54%

Continued Core Performance

(1)   PTPP Core Operating Earnings represents income excluding taxes, provision for loan losses, securities gains or losses, and losses realized on other real estate owned.
Please refer to the company's website for a reconcilement to the most directly comparable GAAP financial measure

History of Solid Core Operating Performance

Pre-Tax, Pre-Provision Earnings / RWA



2.75%
2.25%
1.75%
1.25%
0.75%
2006
2007
2008
1Q09
2Q09
3Q09
4Q09
1Q10
2.13%
2.09%
1.54%
1.98%
1.98%
1.51%

FMBI Chicago Peers[1] Metro Peers[2]

Source: FMBI based on internal data; peer data from SNL Financial

(1) 2009 Chicago Peers based on median of PVTB, OSBC, AMFI, MBHI, WTFC, MBFI, TAYC. (2) 2009 Metro Peers based on median of CBSH, FULT, CFR, SUSQ, VLY, FCF, WTNY, ONB, AMFI, BOKF, WTFC, MBFI

Please refer to the company's website for a reconcilement to the most directly comparable GAAP financial measure

Stock Price Up 72% Year Over Year

	Stock Price Increase	
	YTD	1 Yr
First Midwest	**40%**	**72%**
SNL Bank Index [(1)]	22%	24%
NASDAQ Bank Index	25%	20%

By Addressing Capital And Credit, Focus Turns To Our Strength: Our Core Business

Source: SNL Financial and FactSet. Market Data as of 4/30/10
(1) All Banks $5-10 billion

Our Performance:

Navigating An Adverse Credit Cycle

Our Loan Portfolio: $5.3 Billion



Commercial 87%

Consumer 13%

C&I 32%

Office, Retail & Industrial 23%

Residential Construction & Land 6%

Commercial Construction & Land 4%

Multi-family 6%

Other CRE 16%

Commercial Loans = $4.5bn, 87%

- ~95% In Footprint
- Diversified And Granular
- Majority With Personal Guarantees
- Stress Largely In Construction

Reflects Our Markets And Communities

Note: Loan data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in 4Q09.

Investment In Remediation

58 FTE's with Senior Management Oversight



Asset Remediation

Field Remediation	Special Assets	Liquidation	Accounting / Control
FTEs: 27	FTEs: 12	FTEs: 10	FTEs: 9

Significant Focus Driving
Lower Delinquencies And Problem Assets

Delinquency Trends Improving



(in mm's)

Chart data (in mm's):
- 4Q08: $153.2
- 1Q09: $128.2
- 2Q09: $64.2
- 3Q09: $50.3
- 4Q09: $42.0
- 1Q10: $36.0

Legend:
- ■ Accruing Loans 30 – 89 Days Past Due
- ■ Accruing Loans 90 Days or More Past Due

Remediation Efforts Have Resulted In Much Greater Control Over Delinquencies

Stabilizing Problem Assets

Non-Accrual Loans + 90 Days Past Due (in mm's)



■ Residential Construction & Land　　　**■ Portfolio Excl. Residential Construction & Land**

Note: Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ended 31-Dec-09.

Improving Charge Off Levels

Net Charge-Offs (in mm's)



■ **Residential Construction & Land**　　■ **Portfolio Excl. Residential Construction & Land**

Note: Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ended 31-Dec-09.

While Improved, Credit Challenges Remain

- → Economic Conditions Still Challenging

- → Stress Away From Construction

- → Migrating To Liquidation

Migrating To Liquidation

+ ## Reviewing Multiple Strategies
  + Levering Multiple Sources: Appraisers, Consultants, Market Knowledge
  + Aligning Values

+ ## Progress Being Made
  + Market Liquidity Improving
  + 1Q10 = $28mm in ORE and Problem Loan Sales

Economic Trade Off = Speed Of Disposition

Our Performance

Managing Capital

Steps To Strengthen Capital

Action	Tier 1 Common Generated	
	$mm	bps
Retained Earnings 4Q08-1Q09	$45	71bps
Reduced Risk-Weighted Assets by ~$340mm	—	40
Exchanged Debt Securities For Common Stock	65	104
Repurchased Subordinated Debt	1	1
$207mm Common Equity Raise	197	314
Total	$308	530bps

Source: FMBI based on internal data.
Note: Basis point impact shown on 4Q09 RWA. Impact of equity offering net of 5% underwriting discount.
[1] Annual amount of Tier 1 Common generated based on FMBI's shares outstanding at the end of each quarter times $0.22 per share.

Solid Capital Foundation



Peer Rank		Tier 1 Common	Tier 1 Leverage	Tier 1	Total Capital
Peer Rank	Chicago [1]	1/6	1/6	1/6	1/6
	Metro [2]	5/14	1/14	2/14	2/14

(1) 2010 Chicago Peers include OSBC, PVTB, MBHI, WTFC, MBFI, TAYC
(2) Metro Peers Include CBSH, MBFI, FULT, CFR, SUSQ, VLY, WTNY, UMPQ, FCF, ONB, CATY, FMER, WTFC, PVTB

Benefits

→ Established Market Confidence

→ Ensures Ability To Meet Our Client Needs

→ Pursue Remediation Responsibly

→ Position To Benefit From Market Opportunities

→ Pursue Repayment Of TARP, As Appropriate

Capital Considerations

- Repayment Of TARP Capital
  - Received $193 million in December 2008
  - January 2010 Equity Offering/TARP: 107%
  - Accepted and Viewed As Insurance
  - Requires Regulatory Approval

- Dividend Restoration

**Influenced By Profitability,
Capital Levels And Credit Improvement**

Our Performance

Strengthening Core Business

Strengthening Our Business

- Our People

- Our Delivery

- Our Markets

Our People And Our Service

- Focus On Communication, Coaching and Accountability
  - Equates To Higher Engagement: 97%

- Greater Client Outreach
  - 16,000 Financial First Aid Kits
  - 1,200 Client Relationship Plans

- Increased Customer Satisfaction
  - Improved Retention: up 13%
  - Improved Needs Met: up 15%

Sources: 97% understand our mission 2009 Kenexa Employee Survey and internal account analysis

Client Satisfaction

- Nationally Recognized Provider In Client Satisfaction
- Clients Recognize Us For:
  - Professionalism & Friendliness
  - Locations
  - Products/Services

J.D. POWER AND ASSOCIATES
SPECIAL POWER REPORT *First Midwest Bank*

First Midwest Bank Ranks Second in the Midwest Region in Retail Banking Satisfaction



First Midwest Bank ranks No. 2 in overall satisfaction in the Midwest region, according to the J.D. Power and Associates 2010 Retail Banking Satisfaction Study.SM First Midwest receives an overall satisfaction score of 783 (on a 1,000-point scale), which is 38 points higher than the regional average. First Midwest performs above average in all study factors and ranks second highest in the region in two factors: Facility and Product Offerings. Additionally, the percentage of First Midwest customers who report having experienced a problem in the past 12 months is significantly below the regional average.

Customer Satisfaction Index Ranking *Midwest Region*



Commerce Bank
809
First Midwest Bank
783
First Bank (MO)
773
National City
767
Marshall & Ilsley Bank
766
UMB Bank
765
Fifth Third Bank
763
U.S. Bank
748
Wells Fargo
747
Midwest Region Average
746

Based on a 1,000-point scale

Other Companies included in the study: Associated Bank, Bank of America, Bank of the West, Charter One, Chase/WaMu, Citibank, Harris National, Regions Bank, TCF National Bank

Source: J.D. Power and Associates 2010 U.S. Retail Banking Satisfaction Study℠

Product Offerings

First Midwest scores 733 points in the Product Offerings factor, which is 31 points above the regional average. First Midwest customers provide significantly above-average ratings for Ease of making changes to your accounts (8.21 on a 10-point scale).

Facility

With regard to the Facility factor, First Midwest's score of 815 points exceeds the regional average by 52 points. First Midwest customers provide ratings that are significantly higher than average in four of the five Facility measures: Ease of accessing your branch (8.43), Appearance of the branch (8.31), Hours of operation (7.99), and Number of branches available (7.77).

Regarding the appearance of the branch, 94% of First Midwest customers report having experienced no problems with the interior of the branch (94%), exterior of the branch (92%), or parking lot (94%). Furthermore, nearly all First Midwest customers report the availability of extended and/or weekend hours.

Brand Image

First Midwest receives the highest Brand Image ratings in the region. Customers perceive First Midwest more as a customer-driven rather than a profit-driven bank. Customers' high Brand Image ratings for First Midwest are supported by the large percentage of customers who indicate that the branch representative offered to assist them with other issues and thanked them for their business. A majority of First Midwest customers also indicate they were greeted when they entered the branch.

Loyalty and Retention

A large majority of First Midwest customers are loyal to their bank and will recommend it to others—88% of customers indicate that they "definitely will" or "probably will" revisit for future banking products or services, and 82% say they "definitely will" or "probably will" recommend their bank to others.

The Special Power Report • Published by J.D. Power and Associates

Our Delivery

- Website Redesign

- Commercial Account Opening

- Upgrading ATM Network

- Branch Network Refinement and Efficiency

- Call Center Enhancements

Investment In Our Internet Platform



We help all your hard work pay off

A Key Element In Today's Online Banking World

Upgrades Provide For:
- Easier Navigation
- Streamlined Account Opening

Encouraging Results:
- 34% Increase In Web Usage
- 115% Increase In Applications

Strengthening Our Business

Market Opportunities

Market Disruption

- **Environment Creates Opportunities**

- **Within Chicago Market**
  - 25 Failures Since Start Of 2009
  - 35 Institutions ($24 Billion) With Texas Ratio > 100%

- **Well Positioned To Benefit**
  - Strong Reputation: In Marketplace 70+ Years
  - Tenured Sales Force
  - Experienced Management



FDIC Opportunities

+ Selective Criteria
    + Insulate From Legacy Remediation
    + Strategically And Financially Accretive

+ Ability To Strengthen The Company

+ Leverages Our Skills
    + Local Market Knowledge
    + Integration Experience

+ Becoming More Competitive

Acquisitions Made

Acquisition	Date Acq.	Dep	% Core [1]	Lns	Loss Share	# Loc	Pre Tax Gain
First DuPage	4Q09	$229	26%	$226	80/20	1	$13
Peotone Bank And Trust	2Q10	$84	49%	$56	80/20	2	$3
Total		$313		$282		3	$16

Added To Our Footprint, Self Funding And Accretive

(1) Defined as total deposits less time deposits

Our 2010 Priorities

2010 Plan Priorities



Credit Remediation and Liquidation

Manage Capital

Strengthen Core Business

Shareholder Value

In Closing

- 2010: Year Of Opportunity And Challenge

- Priorities Centered On The Long Term Interests Of Our Stockholders

- Well Positioned To Benefit From A Return To Economic Stability and Market Focus On Earnings Strength

Thank You

- Stockholders

- Clients

- Directors

- Officers

- Staff



Thank You For Your Investment
In First Midwest Bancorp, Inc.

Questions

